                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ending DECEMBER 31, 2002

Commission File Number 1-16463

 Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        PEABODY WESTERN-UMWA 401(K) PLAN
--------------------------------------------------------------------------------

 Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           PEABODY ENERGY CORPORATION
--------------------------------------------------------------------------------

     701 MARKET STREET, ST. LOUIS, MISSOURI                      63101-1826
--------------------------------------------------------------------------------
    (Address of principal executive offices)                     (Zip Code)

                                TABLE OF CONTENTS

Report of Independent Auditors.........................................................................   1

Financial Statements

     Statements of Net Assets Available for Benefits -
     December 31, 2002 and December 31, 2001...........................................................   2

     Statements of Changes in Net Assets Available for Benefits -
     Years Ended December 31, 2002 and 2001............................................................   3

     Notes to Financial Statements.....................................................................   4

Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year).........................................   8

Signatures.............................................................................................   9

Exhibit Index..........................................................................................  10

Exhibit 23 - Consent of Independent Auditors...........................................................  11

Exhibit 99.1 - Certification of Periodic Financial Reports.............................................  12

                         Report of Independent Auditors

The Plan Administrator
Western Surface Agreement 401(k) Plan Committee

We have audited the accompanying statements of net assets available for benefits of Peabody Western-UMWA 401(k) Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                         /s/ ERNST & YOUNG LLP
                                                         -----------------------
                                                         Ernst & Young LLP

St. Louis, Missouri
May 16, 2003

                        Peabody Western-UMWA 401(k) Plan

                 Statements of Net Assets Available for Benefits

                                                           DECEMBER 31
                                                      2002              2001
                                                  ------------------------------
ASSETS
Investments, at fair value:
   Investments in mutual funds                    $ 5,472,275      $   5,745,088
   Investment in Peabody Energy Stock Fund             36,324              7,379
   Participant notes receivable                       539,559            372,591
                                                  ------------------------------
Total investments                                   6,048,158          6,125,058
                                                  ------------------------------
Net assets available for benefits                 $ 6,048,158      $   6,125,058
                                                  ==============================

See accompanying notes.

                        Peabody Western-UMWA 401(k) Plan

           Statements of Changes in Net Assets Available for Benefits

                                                                YEAR ENDED DECEMBER 31
                                                                 2002           2001
                                                             ---------------------------
ADDITIONS
Interest and dividends                                       $    115,673   $    124,176
Net realized and unrealized depreciation of investments        (1,143,557)      (400,817)
                                                             ---------------------------
Net investment loss                                            (1,027,884)      (276,641)
                                                             ---------------------------

Contributions:
   Employee                                                     1,186,739      1,106,310
   Employer                                                         7,771         14,980
                                                             ---------------------------
Total contributions                                             1,194,510      1,121,290
                                                             ---------------------------
Total additions                                                   166,626        844,649
                                                             ---------------------------

DEDUCTIONS
Withdrawals by participants                                      (210,246)      (130,893)
Transfers to other plans                                          (31,830)             -
Administrative expenses                                            (1,450)             -
                                                             ---------------------------
Total deductions                                                 (243,526)      (130,893)
                                                             ---------------------------
Net (decrease) increase in net assets available for benefits      (76,900)       713,756
Net assets available for benefits at beginning of year          6,125,058      5,411,302
                                                             ---------------------------
Net assets available for benefits at end of year             $  6,048,158   $  6,125,058
                                                             ===========================

See accompanying notes.

                        Peabody Western-UMWA 401(k) Plan

                          Notes to Financial Statements

                     Years Ended December 31, 2002 and 2001

1. DESCRIPTION OF THE PLAN

The following description of the Peabody Western-UMWA 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan. Employees of Peabody Western Coal Co., Big Sky Coal Co., and Seneca Coal Co. (Employers) who are members of the United Mine Workers of America (UMWA) collective bargaining unit covered by the Western Surface Agreement are eligible for participation in the Plan on the effective date of the Plan or the first day of the month following an employee's date of employment. The Plan excludes employees who are members of a collective bargaining unit other than the UMWA covered by the Western Surface Agreement, nonresident aliens with no U.S. source of income, and leased employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan allows participants to invest among several mutual funds. Effective October 2001, the Plan allows participants to invest in the Peabody Energy Stock Fund, as a result of Peabody Energy Corporation's initial public offering of common stock in May 2001. All investments in the Plan are participant-directed.

CONTRIBUTIONS

Participants may contribute any whole percentage from 2% to 50% of their annual compensation, subject to certain applicable limits. Participants may also defer the cash equivalent of up to ten employee benefit days per calendar year. Prior to April 1, 2002, participants could contribute up to 16% of their annual compensation. Participants may change their contribution percentage and change fund allocations for future contributions daily. A participant may discontinue contributions without withdrawing from the Plan.

Effective April 1, 2002, in the calendar year that a participant is age 50 or older and each year thereafter, certain participants meeting additional specific criteria will be permitted to make catch-up contributions to the Plan. Participants will be able to contribute amounts over and above the maximum otherwise permitted by the Plan, subject to certain limitations.

                        Peabody Western-UMWA 401(k) Plan

The Employers shall make matching contributions to the Plan on behalf of all qualified participants. The amount of matching contributions for each qualified participant for the plan year is 25% of the cash equivalent of the employee benefit days that a participant defers. In order to be a qualified participant eligible to receive employer matching contributions for a plan year, an employee must be credited with one hour of service in the plan year.

PARTICIPANT LOANS

Effective April 1, 2001, loans were permitted under the Plan. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with the prime interest rate as published in The Wall Street Journal on the first business day of the month in which the loan was made. Principal and interest is paid ratably through payroll deductions.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution and allocations of (a) the Employer's contribution and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

PAYMENT OF BENEFITS

Participants may receive their vested account balances upon retirement, disability, death, or termination of employment. Participants who have attained age 59 1/2 have the right to withdraw all or part of their vested account balance. Effective April 1, 2001, withdrawals in cases of hardship, as defined in the Plan, are also permitted.

VESTING

Employer and employee contributions are vested 100% at the time of contribution.

                        Peabody Western-UMWA 401(k) Plan

PLAN TERMINATION

The Plan could be terminated through the collective bargaining process, subject to the provisions of ERISA. Currently, there is no intention to terminate the Plan. In the event of plan termination, participants' accounts remain 100% vested.

ADMINISTRATIVE EXPENSES

The administrative expenses of the Plan are paid by the Employers. Loan fees are paid by participants.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared under the accrual method of accounting.

USE OF ESTIMATES

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements, and reported amounts of additions and deductions during the reporting period. Actual results could differ from these estimates.

VALUE OF INVESTMENTS AND INCOME RECOGNITION

The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The stock fund is valued at year-end unit closing price (comprised of the year-end market price plus any uninvested cash position). Participant loans are valued at cost, which approximates market value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

                        Peabody Western-UMWA 401(k) Plan

3. INVESTMENTS

The Plan's investments (including investments purchased or sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                                                 2002           2001
                                                             ---------------------------
Mutual funds                                                 $ (1,147,892)  $   (402,052)
Peabody Energy Stock Fund                                           4,335          1,235
                                                             ---------------------------
                                                             $ (1,143,557)  $   (400,817)
                                                             ===========================

Investments that represent 5% or more of the fair value of the Plan's net assets at December 31 are as follows:

                                                                 2002           2001
                                                             ---------------------------
Mutual funds:
   Vanguard Explorer Fund                                    $  1,314,332   $  1,721,606
   Vanguard International Growth Fund                             433,352        479,730
   Vanguard LifeStrategy Moderate Growth Fund                     413,224        388,501
   Vanguard Prime Money Market Fund                               686,646        434,526
   Vanguard PRIMECAP Fund                                       1,082,053      1,279,236
   Vanguard Total Bond Market Index Fund                          505,346        370,053
   Vanguard Windsor II Fund                                       828,937        916,603

All investments in the Plan are participant-directed.

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service
(IRS) dated March 3, 2003 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan's administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt. The Plan's sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

                              Supplemental Schedule
                        Peabody Western-UMWA 401(k) Plan

                             Employer ID #13-2606920
                                    Plan #001

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2002

         IDENTITY OF ISSUE                                   DESCRIPTION OF INVESTMENT                   CURRENT VALUE
-----------------------------------------------------------------------------------------------------------------------
Vanguard Explorer Fund*                                     28,893 shares of mutual fund                $     1,314,332
Vanguard International Growth Fund*                         35,637 shares of mutual fund                        433,352
Vanguard LifeStrategy Conservative Growth Fund*             2,992 shares of mutual fund                          38,360
Vanguard LifeStrategy Growth Fund*                          8,988 shares of mutual fund                         129,069
Vanguard LifeStrategy Income Fund*                          3,324 shares of mutual fund                          40,956
Vanguard LifeStrategy Moderate Growth Fund*                 29,793 shares of mutual fund                        413,224
Vanguard Prime Money Market Fund*                           686,646 shares of mutual fund                       686,646
Vanguard PRIMECAP Fund*                                     27,989 shares of mutual fund                      1,082,053
Vanguard Total Bond Market Index Fund*                      48,685 shares of mutual fund                        505,346
Vanguard Windsor II Fund*                                   39,853 shares of mutual fund                        828,937
Peabody Energy Stock Fund*                                  2,951 units of stock fund                            36,324
Various participants                                        Participant loans, interest
                                                              rates from 5.25% to 8.5%,
                                                              maturities through 1/31/2012                     539,559
                                                                                                        ---------------
                                                                                                        $     6,048,158
                                                                                                        ===============

* Parties-in-interest.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Peabody Western-UMWA 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                Peabody Western-
                                                UMWA 401(k) Plan

Date: June 20, 2003                         By: /s/ SHARON D. FIEHLER
                                                --------------------------------
                                                Sharon D. Fiehler

                                                Peabody Energy Corporation
                                                Executive Vice President,
                                                Human Resources & Administration

                                  EXHIBIT INDEX

The exhibits below are numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.

Exhibit
  No.                           Description of Exhibit
-------                         ----------------------
  23      Consent of Ernst & Young LLP, Independent Auditors.

 99.1 Certification of the December 31, 2002 Annual Report on Form 11-K, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Principal Executive Officer of the Plan and Principal Financial
          Officer of the Plan.